SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Oil and natural gas production in December 2013

Rio de Janeiro, January 31th, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that its total oil and natural gas production in Brazil, in December of 2013, was 2,362 thousand barrels of oil equivalent per day (boed), up 0.8% from the 2,342 thousand boed extracted in November. Oil production averaged 1,964 thousand barrels per day (bpd), up 0.4% from November’s production of 1,957 thousand bpd.

Including the production operated by Petrobras for its partners in Brazil, the total volume in December was 2,493 thousand boed and oil output was 2,043 thousand bpd.

December’s production increase was mainly influenced by the start-up of new wells on platforms P-26, in Marlim field, and P-56, in Marlim Sul field, both in Campos Basin. These new wells have offset the reduction associated with the scheduled maintenance shutdown of platform P-53, which began at the end of November and was completed in December, and the shutdown in production of P-20, in Marlim field, as of December 27, to repair damage caused by a fire in the chemical products unit of the platform. Up to that point, this unit had been producing 22 thousand barrels per day and the interruption in production during the last five days of 2013 affected the month’s average production by 3,500 bpd. The unit is expected to restart production in the first quarter of 2014.

Also in December, the sale of the portion belonging to Petrobras in Parque das Conchas was completed. The ANP approved this transaction on December 18, 2013. As a result, as of December 19 approximately 12 thousand bpd per day were no longer computed in Petrobras’ production in Brazil, affecting the monthly average by 5 thousand bpd.

Contribution from the pre-salt

Note that a new pre-salt daily production record of 371,300 bpd was set on December 24, 2013. This record was achieved with only 21 production wells. The Santos Basin pre-salt contributed with 184,700 bpd, produced through eight wells, which averages out to 23,100 bpd per well. Of these eight wells two, which are connected to early production systems, have restricted production due to gas burning limits. The Campos Basin pre-salt contributed with 186,600 bpd through thirteen wells, which averages out to 14,300 bpd per well.

In addition to the daily record, in December Petrobras set a new pre-salt monthly production record of 344,900 bpd.

Note that even this daily record, which was set on December 24 of last year, was again surpassed on January 14, 2014, when 390 thousand bpd were produced from the pre-salt.

New platforms in the first half of the year

On December 31, the third Module of Roncador field started-up through P-55 platform. Over the course of the year, new wells will be interconnected to this platform significantly contributing to production increase in 2014.

Platform P-58, which is in final phase of installation at the complex known as Parque das Baleias, 85 km off the Espírito Santo coast, is expected to go into operation in the first quarter of 2014 and will contribute to increase Campos Basin pre-salt production.

In addition to P-58, 2 other platforms are expected to go on stream in the first half of 2014 in the Campos Basin post-salt: P-62, on the fourth module of Roncador field; and P-61, in Papa-Terra field. Both platforms are already in their permanent location and are being installed.

Natural gas production

The natural gas volume produced by Petrobras in Brazil in December was 63,308 thousand cubic meters per day (m³/d), 3% higher than the 61,296 thousand m³/d produced a month earlier.

Including the share operated by Petrobras for its partners, the volume reached 71,000 thousand m³/d, with a 3.2% rise from November, when 68,794 thousand m³/d were produced.

The end of the scheduled maintenance shutdown on the Mexilhão platform, in Santos Basin, contributed to the gas production increase.

Production abroad

In December, total oil and natural gas production was 188,046 boed, a 3.1% decrease from the 194,078 boed produced a month earlier. This decrease was due to the shutdown in production for the installation of power umbilicals and subsea pumps in the Cascade and Chinook fields, in the United States.

Of this total, natural gas production was 14,861 thousand m³/d, down 0.6% from the 14,944 thousand m³/d produced in November primarily resulting from the shutdown in production on Austral Basin fields (Santa Cruz I, Santa Cruz I Oeste and Santa Cruz II), in Argentina, due to a strike.

In December, oil production solely from Petrobras’ fields abroad was 100,575 bpd, down 5.2% from November’s production of 106,122 bpd. This decrease was also caused by the shutdown in production for the installation of power umbilicals and subsea pumps in the Cascade and Chinook fields in the United States.

December production reported to the ANP

The total production of December 2013 reported to the ANP was 9,555,278 m³ of oil and 2,323,678 thousand m³ of gas. This production corresponds to the total production of the concessions where Petrobras is the operator. It does not include Shale, NGL volumes and partners’ production where Petrobras is not the operator.

2013 Production

Petrobras’ oil and natural gas production in Brazil in 2013 averaged 2,321 thousand boed, down 1.5% from last year’s average production.

Oil production exclusively from domestic fields last year averaged 1,931 thousand bpd, down 2.5% from 2012 production (1,980 thousand bpd). Including the share operated by Petrobras for its partners, 2013 volume reached 1,992 thousand bpd.

The reduction in the 2013 production was mainly due to the delay in the start-up of Papa-Terra field, in Campos Basin, whose wells interconnection to platform P-63 had to be reviewed given the presence of corals in the seabed; delay in the arrival to Brazil and difficulties to install the BSRs – Riser Support Buoy Systems, which would have allowed the interconnection of new wells in Sapinhoá and Lula NE fields, in Santos Basin; and delay in the start-up of platforms P-55 and P-58, in Roncador field and Parque das Baleias, respectively, in Campos Basin. With the interconnection of new wells on these production units, as well as on platforms P-62, in the 4th Module of Roncador field, and P-61, in Papa-Terra, both expected to begin production in the first half of 2014, Petrobras will have established the necessary conditions to boost production in 2014.

On the other hand, it is important to mention that the natural decline of production from fields in operation in 2013 remained within Petrobras’ forecast and are compatible with oil industry standards. Also, there was an improvement in the operational efficiency at the Rio de Janeiro and Campos Basin Operational Units (UO-Rio and UO-BC), which showed average annual indices of 92.4% and 75.4%, respectively, as a result of actions developed under the Operational Efficiency Improvement Program (PROEF).

Only considering non-liquefied natural gas, Petrobras’ domestic production in 2013 rose by 3.8% when compared to 2012, averaging 61,922 thousand m³/d. Added to the share operated by the company for its partners last year’s volume averaged 68,798 thousand m³/d.

Petrobras’ total oil and gas production (Brazil and abroad) in 2013 was 2,540 thousand boed, down 2.2% from 2012. Of this total, 219,552 boed were produced from the company’s fields abroad and 2,321 thousand boed domestically.

2013 production reported to the ANP

The total production in 2013 reported to the ANP was 109,304,951 m³ of oil and 26,448,092 thousand m³ of gas. This production corresponds to the total production of the concessions where Petrobras is the operator. It does not include Shale, NGL volumes and partners’ production where Petrobras is not the operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.